Exhibit 12

WYNDHAM WORLDWIDE CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions)

	Year Ended December 31,
	2008 (a)	2007	2006	2005	2004

Earnings available to cover fixed charges:
Income/(loss) before income taxes and cumulative effect of accounting change	$(887)	$655	$542	$626	$587
Plus: Fixed charges	242	209	159	93	86
Amortization of capitalized interest	22	18	8	5	6
Less: Capitalized interest	19	23	16	7	5

Earnings available to cover fixed charges	$(642)	$859	$693	$717	$674

Fixed charges (b):
Interest, including amortization of deferred financing costs	$211	$183	$137	$75	$70
Interest portion of rental payments	31	26	22	18	16

Total fixed charges	$242	$209	$159	$93	$86

Ratio of earnings to fixed charges	—	4.11x	4.36x	7.71x	7.84x

(a)	The Company was deficient to cover fixed charges by $884 million.
(b)	Consists of interest expense on all indebtedness (including amortization of deferred financing costs) and the portion of operating lease rental expense that is representative of the interest factor.